April 27, 2006	TSX: QC AMEX/AIM: QCC

QUEST COMPLETES $50 MILLION BOUGHT DEAL

Vancouver, British Columbia, April 27, 2006 – Quest Capital Corp. ('Quest' or the 'Company'), announces that today it has closed its previously announced offering of 15,625,000 Common Shares of the Company at a purchase price of $3.20 per Common Share, for aggregate gross proceeds of $50,000,000. The offering was completed through a syndicate of underwriters on a bought deal basis.

Pursuant to the terms of the transaction, the underwriters have also been granted an option, exercisable for a period of 30 days following the closing date, to purchase up to an additional 2,343,750 Common Shares, at a purchase price of $3.20 per Common Share, to cover over-allotments and for market stabilization purposes.

About Quest
Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans of between $1,000,000 and $35,000,000 to operations in real estate, manufacturing, mining and energy. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair		Mark Monaghan
Managing Director		Vice President

Tel:	(604) 689-1428	Tel:	(416)-367-8383
Toll free:	(800) 318-3094

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

The common shares to be issued under this offering will not be and have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and may not be offered or sold in the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements of the U.S. Securities Act. The common shares to be issued under this offering will be offered by way of a short-form prospectus in all of the provinces in Canada and in the United States on a private-placement basis pursuant to an exemption from the registration requirements of the U.S. Securities Act.

QUEST CAPITAL CORP.
Vancouver: Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692
Toronto: 77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel: 416-367-8383 • Fax: 416-367-4624